SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO

                                (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.   )*

                 RESOURCES ACCRUED MORTGAGE INVESTORS 2, L.P.
             -----------------------------------------------------
                      (Name of Subject Company (Issuer))

                     WESTERN REAL ESTATE INVESTMENTS, LLC
             -----------------------------------------------------
    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                           LIMITED PARTNERSHIP UNITS
             -----------------------------------------------------
                          (Title of Class Securities)

                                     None
             -----------------------------------------------------
                      (CUSIP Number of Class Securities)
                        -----------------------------
                                  BEN FARAHI
                     WESTERN REAL ESTATE INVESTMENTS, LLC
                             1175 WEST MOANA LANE
                                   SUITE 200
                              RENO, NEVADA 89509
                                (775) 825-3355
                                 -------------
                                    Copy To:
                             DON S. HERSHMAN, ESQ.
             MUCH SHELIST FREED DENENBERG AMENT & RUBENSTEIN, P.C.
                           200 NORTH LASALLE STREET
                                  SUITE 2100
                            CHICAGO, ILLINOIS 60601
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                           CALCULATION OF FILING FEE
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Transaction Valuation*  $1,470,000                  Amount of Filing Fee  $294
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  *  For purposes of calculating the fee only. This amount assumes the purchase of 21,000 units of limited partnership interest of the subject partnership for $70 per unit. The amount of the filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.





     [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A
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Form or Registration No.:
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Filing Party:
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Date Filed:
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     [ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER STATEMENT

     This statement (the "Statement") constitutes the Tender Offer Statement on Schedule TO of Western Real Estate Investments, LLC (the "Purchaser") relating to an offer to purchase units of limited partnership interest (the "Units") of Resources Accrued Mortgage Investors 2 L.P. (the "Partnership") upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 14, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. The information in the Offer to Purchase is incorporated herein by reference in answer to all of the Items of this Schedule TO except as otherwise set forth below:

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     During the last five years, neither the Purchaser nor, to the best of its knowledge, any of the persons listed in Schedule 1 to the Offer to Purchase:
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to federal or state securities laws or finding any violation with respect to such laws.








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ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described in the Offer to Purchase, none of the events set forth in Item 1005(a) and (b) of Regulation M-A has occurred.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in the Offer to Purchase, none of the events set forth in Item 1006(c) of Regulation M-A are planned, proposed or being negotiated.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Except as set forth in the Offer to Purchase, there are no alternative plans to finance the tender offer and no plans to repay any borrowed funds used in the tender offer.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The Purchaser owns 68,084 Units. Mr. Ben Farahi is a partner in Farahi Investment Company, a general partnership which is the sole member of Western Real Estate Investments, LLC. Virginia Springs Limited Liability Company, an affiliate of the Purchaser ("Virginia Springs"), owns 9,703 Units representing 5.2% of the total outstanding Units. Mr. Farahi owns 44 units representing ..02% of the total outstanding Units. Virginia Springs, the Purchaser and Mr. Farahi own in the aggregate 77,831 Units or 41.4% of the total Units outstanding based on the 187,919 Units outstanding as of the date hereof.

ITEM 10.  FINANCIAL STATEMENTS.

     Not Applicable.

ITEM 12.  EXHIBITS.

     (a)(1) Offer to Purchase, dated October 14, 2002.

     (a)(2) Letter of Transmittal and Related Instructions.

     (a)(3) Cover Letter, dated October 14, 2002, from the Purchaser to Limited Partners.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not Applicable.














                                   -3-
SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                        WESTERN REAL ESTATE INVESTMENTS, LLC

                        By:  FARAHI INVESTMENT COMPANY

                        By:  /s/ Ben Farahi
                             ------------------------
                                 Ben Farahi
                                 Partner

                        By: /s/ Bob Farahi
                            ------------------------
                                Bob Farahi
                                Partner


Dated:  October 14, 2002



































                                   -4-
Exhibit Index

Exhibit No.

     (a)(1) Offer to Purchase, dated October 14, 2002.

     (a)(2) Letter of Transmittal and Related Instructions.

     (a)(3) Cover Letter, dated October 14, 2002, from the Purchaser to Limited Partners.
















































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